LATAM group transported more than 7 million passengers during August 2024

Operating statistics for August 2024

Santiago, September 9, 2024 - During August, LATAM group transported more than 7 million passengers, representing a 6.0% increase compared to the same month of 2023. This growth was mainly driven by a 22.7% increase in the number of passengers transported internationally. Year-to-date, the group has transported 53.7 million passengers, a 13.0% increase compared to the same period of last year.
LATAM group increased its consolidated capacity, measured in available seat - kilometers (ASK), by 15.0%, while consolidated traffic, measured in revenue passenger - kilometers (RPK), increased by 14.1% compared to August of 2023. Both figures were mainly driven by the good performance of the international segment.

As a result, the consolidated load factor in August was 84.2%, which represents a slight decrease of 0.7 percentage points compared to the same month of 2023. However, the year-to-date load factor has increased 1.7 percentage points.

In terms of cargo, LATAM group’s capacity, measured in available ton - kilometers (ATK), increased by 14.3% compared to August 2023, reaching 681 million ATK.

The following table summarizes the main operating statistics for the month and year-to-date figures as of August for the main LATAM business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	August			Year to Date
	2024	2023	% Change	2024	2023	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	11,505	10,083	14.1%	86,943	73,073	19.0%
DOMESTIC SSC (1)	1,889	1,766	7.0%	15,008	13,098	14.6%
DOMESTIC BRAZIL (2)	3,410	3,222	5.8%	25,766	23,731	8.6%
INTERNATIONAL (3)	6,205	5,095	21.8%	46,168	36,243	27.4%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	13,662	11,877	15.0%	103,706	89,017	16.5%
DOMESTIC SSC (1)	2,278	2,122	7.3%	18,306	16,092	13.8%
DOMESTIC BRAZIL (2)	4,129	3,817	8.2%	31,637	29,798	6.2%
INTERNATIONAL (3)	7,255	5,938	22.2%	53,764	43,126	24.7%

PASSENGER LOAD FACTOR
SYSTEM	84.2%	84.9%	-0.7p.p	83.8%	82.1%	1.7p.p
DOMESTIC SSC (1)	83.0%	83.2%	-0.3p.p	82.0%	81.4%	0.6p.p
DOMESTIC BRAZIL (2)	82.6%	84.4%	-1.8p.p	81.4%	79.6%	1.8p.p
INTERNATIONAL (3)	85.5%	85.8%	-0.3p.p	85.9%	84.0%	1.8p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,050	6,654	6.0%	53,744	47,553	13.0%
DOMESTIC SSC (1)	2,640	2,502	5.5%	20,476	17,805	15.0%
DOMESTIC BRAZIL (2)	2,992	2,996	(0.1)%	22,826	21,582	5.8%
INTERNATIONAL (3)	1,418	1,156	22.7%	10,443	8,165	27.9%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	358	300	19.6%	2,761	2,382	15.9%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	681	596	14.3%	5,255	4,655	12.9%

CARGO LOAD FACTOR
SYSTEM	52.6%	50.3%	2.3p.p	52.5%	51.2%	1.4p.p
(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, Africa, the United States and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates' aircraft, they have a fleet of 21 freighters. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net